Exhibit 99.1

Evaxion Biotech Announces Q4 and Full-Year 2020 Financial Results and Provides Business Update

•	Successfully completed initial public offering on U.S. Nasdaq in February 2021, raising gross proceeds of $30 million

•	Clinical development on track with dosing of first patient in Phase 1/2a melanoma trial of cancer vaccine EVX-02

•	Cash reserves of $5.8 million at December 31, 2020 plus funds from IPO provide funding for at least 12 months from the date of completion of the IPO

Copenhagen, Denmark, April 6, 2021 (GLOBAL NEWSWIRE) – Evaxion Biotech A/S (Nasdaq: EVAX), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer and infectious diseases, announced today the fourth quarter and full year 2020 financial results and provided an operational update.

Lars Wegner, CEO of Evaxion, said: “Evaxion made outstanding progress in 2020 in redefining the immunotherapy discovery process through our AI platform technologies, despite the complications caused by the COVID-19 pandemic. We are very pleased with the successful initial public offering on U.S. Nasdaq, concluded in February 2021, which raised gross proceeds of $30 million and positions Evaxion for further progress with our patient-specific cancer immunotherapies.”

“In 2020, we initiated a Phase 1/2a clinical trial of the adjuvant immunotherapy EVX-02, in combination with checkpoint inhibitors in patients with advanced melanoma. Both this study and our Phase 1/2a trial with EVX-01 remain on track and our other product candidates – EVX-03 for multiple cancer indications and EVX-B1, a vaccine for prevention of S. aureus – are progressing well through preclinical development”.

“Financially, Evaxion is in a strong position with cash and cash equivalents of $5.8 million at December 31, 2020, to which we have now added the proceeds from our IPO. This provides funding to advance our four product candidates into 2022, covering a number of key expected milestones. These include Phase 1/2a data on EVX-01 and EVX-02 expected in late Q2 2021 and filing for approval of a clinical trial of EVX-03 in multiple cancers in the second half of the year.”

Operational and Business Highlights in 2020

•	Dosed first patient in Phase 1/2a melanoma trial of cancer vaccine EVX-02 in combination with checkpoint inhibitors

•	Appointed Marianne Søgaard, previously an attorney practicing technology law, including processes to acquire technology solutions, and commercial law, as Chairwoman of the Board of Directors

•	Launched new AI powered platform, RAVEN, to enable faster response to emerging viral pandemics

•	Partnered with SB3000 for rapid scale up for commercial production of corona virus vaccines with its continuous manufacturing technology

•	Publication of an article in Nature Communications showing how deep data on immune complex stability could optimize immunotherapy in cancer

Events after the Reporting Period

•	Closed U.S. initial public offering of 3,000,000 American Depositary Shares at a public offering price of $10.00 per ADS. The gross proceeds from the offering, before deducting underwriting fees and commissions and other offering expenses, were $30 million.

•	The shares began trading on the Nasdaq Capital Market on February 5, 2021 under the ticker symbol “EVAX”.

•	Opened new corporate headquarters and research laboratory facility located in the DTU Science Park in Hoersholm near Copenhagen, Denmark.

Expected milestones in 2021

•	Phase 1/2a data on EVX-01 in metastatic melanoma - Q2 2021

•	Phase 1/2a data on EVX-02 in adjuvant melanoma - Q2 2021

•	Regulatory filing for clinical trial of EVX-03 in multiple cancers - H2 2021

Fourth Quarter and Full Year 2020 Financial Results

•	Cash position: As of December 31, 2020, cash and cash equivalents were $5.8 million compared to $9.6 million as of December 31, 2019. On February 9, 2021, we closed our recent IPO raising net proceeds of $27.9 million after underwriting discounts and commissions.

•	Research and Development expenses were $10.9 million for the year ended December 31, 2020, compared to $8.2 million for the same period in 2019. The increase of $2.7 million was primarily related to increased spending, net of grant income, for ongoing development on our platform, pre-clinical product candidates, and clinical trials. In addition, employee-related costs increased due to higher headcount.

•	General and Administrative expenses were $5.7 million for the year ended December 31, 2020, compared to $2.6 million for the same period in 2019. The increase of $3.1 million was primarily related to increased employee-related costs due to increased headcount and increases in overhead and professional fees related to the expansion of our corporate function for our initial public offering.

•	Net loss was $15.0 million for the year ended December 31, 2020 or ($0.97) loss per basic and diluted share, compared to $11.2 million, or ($0.81) loss per basic and diluted share, for the same period in 2019.

Guidance

•	Evaxion’s operating plan extends its cash runway into 2022.

Webcast and Conference Call

Evaxion will host a webcast and conference call today, April 6, 2021, at 8.30 a.m. EDT.

To access dial-in details for the conference call, please use the following link:

https://www.incommglobalevents.com/registration/client/7148/evaxion-biotech-q4-and-full-year-2020-earnings-call/

Alternatively to access the webcast, please use the following link:

https://event.on24.com/wcc/r/3083146/DF0AB39A39342E036D397705A664556F

About Evaxion

Evaxion Biotech A/S is an AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer and infectious diseases. Evaxion has developed its AI-immunology core technology to deeply understand the biological processes relevant for engaging the immune system so the Company can harness its powers through novel immunotherapies. Evaxion’s scalable AI-immunology core technology enables broad applicability across diseases with immunological components. With deep insights into the biological processes of the immune system, Evaxion bridges technology, engineering expertise and drug development know-how to bring novel immunotherapies to patients.

For more information
Evaxion Biotech A/S	LifeSci Advisors LLC
Glenn S. Vraniak	Mary-Ann Chang
Chief Financial Officer	Managing Director
gvr@evaxion-biotech.com	mchang@lifesciadvisors.com
+1 (513) 476-2669	+44 7483 284 853

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the novel coronavirus known as COVID-19 and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s prospectus filed on February 5, 2021 and the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Evaxion Biotech A/S

Consolidated Statements of Financial Position Data (Unaudited)

(USD in thousands)

	December 31,
	2020	2019
Cash and cash equivalents	$5,834	$9,559
Total assets	11,965	11,084
Total liabilities	4,927	1,722
Share capital	2,648	2,481
Other reserves	31,669	22,693
Accumulated deficit	(27,279)	(15,812)
Total equity	7,038	9,362
Total liabilities and equity	$11,965	$11,084

Evaxion Biotech A/S

Consolidated Statements of Comprehensive Loss Data (Unaudited)

(USD in thousands, except per share data)

	Year Ended December 31,
	2020	2019
Research and development expenses	$10,902	$8,216
General and administrative expenses	5,666	2,647
Operating loss	(16,568)	(10,863)
Finance income	216	65
Finance expenses	(223)	(1,222)
Net loss before tax	(16,575)	(12,020)
Income taxes	1,557	825
Net loss for the period	$(15,018)	$(11,195)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(15,018)	$(11,195)
Loss per share – basic and diluted	$(0.97)	$(0.81)
Number of shares used for calculation (basic and diluted)	15,434,758	13,892,314